
March 29, 2013

<u>Via E-mail</u>
Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

> **Re: Teekay Offshore Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed on April 24, 2012**
> **Form 6-K Filed on February 26, 2013**
> **File No. 001-33198**

Dear Mr. Evensen:

We have reviewed your response letter dated January 31, 2013 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K Filed on February 26, 2013</u>

1. For all non-GAAP measures presented in your filing that you have referenced to your website for the reconciliation to the comparable GAAP measure, please include the reconciliation in the filing for more transparency and ease of use to investors.

2. Please explain to us and disclose as appropriate how "Non-controlling interests' share of items above" in Appendix A is determined. Additionally, please explain to us and disclose as appropriate why the ratio of this amount to the net sum of the specific adjustment items presented inclusive of the non-controlling interests share is disproportionate to the ratio of "net (income) loss attributable to non-controlling interests" to "net income (loss)-GAAP basis" shown in the table.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief